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                                                                  EXHIBIT 16


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 28, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP.

We have read the first, second, third and fourth paragraphs of Item 4 included in the Form 8-K dated June 26, 2002, of Gardner Denver, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP


Copy to:
Philip R. Roth, Vice President, Finance and Chief Financial Officer, Gardner Denver, Inc.